Mail Stop 3561

August 26, 2009

Daniel K. Frierson
Chairman of the Board and Chief Executive Officer
The Dixie Group, Inc.
104 Nowlin Lane
Suite 101
Chattanooga, TN 37421

> **Re:** **The Dixie Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 27, 2008**
> **Filed March 5, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 10, 2009**
> **File No. 000-02585**

Dear Mr. Frierson:

We have reviewed your filings and have the following comments. Where indicated, we think you should amend your Form 10-K for the fiscal year ended December 27, 2008 in response to these comments. With respect to the comments on your proxy statement, you should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K for the Fiscal Year Ended December 27, 2008

Directors and Executive Officers of the Registrant, page 24

Audit Committee Financial Expert, page 24

1.   We note your reference to Item 7(d)(3)(iv) of Schedule 14A of the Exchange Act for the definition of "independent" and to Item 401(h) of Regulation S-K for the definition of "audit committee financial expert." Please omit any reference to these items because they do not exist, and provide the correct citations for the noted definitions.

Schedule II – Valuation and Qualifying Accounts, page 53

2.   Please tell us the items and their amounts included in net additions and deductions to the reserve reducing inventories to net realizable value for each year. In the analysis, please separately show charges to income and write-offs, disposals and sales of the items included in the reserve. In addition, please separately show additions charged to expense, additions charged to other accounts and deductions, including a description of the deductions. Refer to Rule 12-09 of Regulation S-X. Finally, please confirm to us that the reserves create a new cost basis for the inventory and that the reserves are relieved through income only through sale or disposition of the items and not based on market value recovery prior to sale or disposition. Refer to Statement 5 of Chapter 4 of ARB 43.

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

3.   Please include a consent that refers to the date of the report included in the filing.

Definitive Proxy Statement on Schedule 14A

Proposal 1 – Election of Directors, page 9

Committees, Attendance, and Directors' Fees, page 10

Nominations for Director – Stockholder Recommendations, page 12

4.   You state that "[g]enerally, the Board will consider stockholder recommendations of proposed director nominees if such recommendations are serious and timely received." Please revise your disclosure to state the objective factors the Board considers in assessing whether to accept a stockholder recommendation.

Compensation Discussion and Analysis, page 16

5.   Under this heading you disclose that "[i]n determining what types and levels of
        compensation to offer, the Company reviews publicly available data and, from time to
        time, receives advice and information from professional compensation consultants."
        Based upon this disclosure, it appears that you may engage in benchmarking
        compensation for your named executive officers. If so, please revise your disclosure to
        identify the benchmark and its components, including component companies. Refer to
        Item 402(b)(2)(xiv) of Regulation S-K and Question and Answer 118.05 of our
        Regulation S-K Compliance and Disclosure Interpretations located at our website,
        www.sec.gov.

6.   Refer to our prior comment. To the extent that you received advice and information from
        professional compensation consultants, please revise your disclosure regarding your
        compensation committee under the heading "Committees, Attendance, and Directors'
        Fees" to provide the disclosure required by Item 407(e)(3)(iii) of Regulation S-K. If a
        compensation consultant plays a material role in compensation-setting practices and
        decisions, please also discuss that role in your compensation disclosure and analysis.
        Refer to Items 407(e)(3) and 402(b) of Regulation S-K and Question and Answer 118.06
        of our Regulation S-K Compliance and Disclosure Interpretations located at our website,
        www.sec.gov.

The Elements of Executive Officer Compensation, page 16

Cash Incentive Awards, page 16

7.   We note that cash incentive awards are tied to achievement of certain levels of earnings
        before interest and taxes from continuing operations ("EBIT") for each business unit and
        the company. We also note that you have not provided a quantitative discussion of the
        terms of the necessary targets to be achieved for your named executive officers to earn
        these awards. If you omitted this information because you believe it would result in
        competitive harm as provided under Instruction 4 to Item 402(b) of Regulation S-K,
        please tell us your reasons. If disclosure of the performance-related factors would cause
        competitive harm, please discuss how difficult it will be for the executive or how likely it
        will be for the company or its business units to achieve the target levels or other factors.

8.   Please disclose how you calculate earnings before interest and taxes from continuing
        operations from your audited financial statements. Refer to Instruction 5 to Item 402(b)
        of Regulation S-K.

<u>Summary Compensation Table, page 20</u>

9.   We note that you have filed as Exhibits 10.12 through 10.15 to your Form 10-K your employment agreement with Mr. Polley and amendments thereto; however, we were unable to locate any disclosure describing the material terms of this agreement. To the extent necessary to an understanding of the information disclosed in your summary compensation table or your grants of plan-based awards table, please disclose the material terms of Mr. Polley's employment agreement as well as the material terms of any other employment agreement or arrangement, whether written or unwritten, with any of your other named executive officers. Refer to Item 402(e) of Regulation S-K.

<u>Grants of Plan-Based Awards, page 22</u>

10.   We note your disclosure under this heading that no non-equity incentive plan awards were earned for 2008. However, we reviewed your disclosure on page 16 under the heading "Cash Incentive Awards" regarding the "cash incentive award component" that provided your named executive officers "with the opportunity to earn cash payments … based on achievement of certain levels of earnings before interest and taxes from continuing operations" for your business units and the company. Based on this disclosure, it appears that you did grant non-equity incentive awards in 2008 that were tied to the achievement of performance criteria. As a result, please disclose the threshold, target and maximum amount of non-equity cash awards in your grants of plan-based awards table on page 22.

* * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of your disclosure to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or William Thompson, Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director